

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 14, 2010

By U.S. Mail and facsimile to (201) 843-2198

Mr. Joseph Macnow, Chief Financial Officer
Alexander's, Inc.
210 Route 4 East
Paramus, NJ   07652

RE: Alexander's, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File No. 001-06064

Dear Mr. Macnow:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant